Filed Pursuant to Rule 433

Registration No. 333-162401

November 12, 2009

FINAL PRICING TERM SHEET

4.50% Debentures due 2019

Issuer:	NSTAR

Security:	4.50% Debentures due 2019

Size:	$ 350,000,000

Maturity Date:	November 15, 2019

Coupon:	4.50%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2010

Price to Public:	99.167% plus accrued interest from November 17, 2009

Benchmark Treasury:	3.625% due August 15, 2019

Benchmark Treasury Yield:	3.480%

Spread to Benchmark Treasury:	112.5 bps

Yield:	4.605%

Make-Whole Call:	T+20 bps

Expected Settlement Date:	November 17, 2009 (T+3)

CUSIP:	67019EAB3

Anticipated Ratings*:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services A Fitch Ratings, Inc.

Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co.

Senior Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. KeyBanc Capital Markets Inc.

Junior Co-Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc Morgan Stanley & Co. Incorporated RBS Securities Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or Goldman, Sachs & Co. toll free at 1-866-471-2526.